January 28, 2010

Via EDGAR and Fax

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549-3561

RE:           Con-way Inc.
Letter dated January 20, 2010 concerning Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009.
File No. 1-5046

Dear Mr. Humphrey:

This letter is in response to your follow-up comment letter dated January 20, 2010 concerning your review of the Con-way Inc. Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009.  The numbered responses below correspond to the numbered paragraphs in your letter.

Form 10-Q for the quarterly period ended September 30, 2009

Note 2—Goodwill and Intangible Assets, page 9

1.   As your response to our previous comment 3 indicates that actual revenues did not exceed forecasted revenues used in your impairment analysis, please consider expanding your disclosures in future filings to include (i) the percentage by which fair value exceeded carrying value as of the date of the most recent impairment test, (ii) a more detailed description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions, and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We will expand our disclosures to supply the information indicated in our future filings.

In connection with our responses, Con-way acknowledges that: The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (503)-450-3654 if you have any further questions.

Very truly yours,

/s/ Kevin Coel

Kevin Coel
Senior Vice President Corporate Controller

Cc:           Steve Bruffett
Jennifer Pileggi